

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 11, 2015

<u>Via Email</u>
Mr. Stacy J. Smith
Executive Vice President and Chief Financial Officer
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054

      Re: **Intel Corporation**
               Form 10-K for the Fiscal Year Ended December 27, 2014
               Filed February 13, 2015
               File No. 000-06217

Dear Mr. Smith:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/Brian Cascio

               Brian Cascio
               Accounting Branch Chief
               Office of Electronics and Machinery